UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   5)*

Viseon Inc.
(formerly RSI Systems, Inc.)

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

928297  10  0

(CUSIP Number)

16901 N. Dallas Parkway, Suite 230, Addison, Texas  75001 (972) 818-7333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928297 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Digital Investors, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,909,024 shares(1)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 1,909,024 shares(1)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,909,024 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)           See Item 5.

(2)           See Item 5.

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Albert B. Greco, Jr., as an individual, and as trustee of Morgan Jean Trust, Patrick Albert Trust, Michael Bruno Trust, and the Joshua Alexander Trust.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,113,956 shares(1)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 1,113, 956 shares(1)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,113,956 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%(2)

14.	Type of Reporting Person (See Instructions) IN

1.             See Item 5.

2.             See Item 5.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Viseon, Inc. (formerly RSI Systems, Inc.) (“Viseon”).  The principal executive offices of Viseon are located at 8445 Freeport Parkway, Suite 245, Irving, Texas 75063.

Item 2.	Identity and Background

The persons filing this Schedule 13D are Digital Investors, L.L.C., a Nevada limited-liability company (“Digital Investors”), and Albert B. Greco, the sole manager of Digital Investors.  Mr. Greco is also the sole trustee of Digital Trust I and Digital Trust II, the two members of Digital Investors.  Mr. Greco is also filing this Schedule 13D in an individual capacity.  Digital Investors and Mr. Greco are collectively the “Reporting Persons.”

Digital Investors filed an initial Schedule 13D with the Securities and Exchange Commission on April 5, 2001 and amendments to the Schedule 13D on May 11, 2001, June 29, 2001, October 18, 2001 and January 24, 2002.  This statement is intended to modify and supplement the information previously reported by Digital Investors.

Mr. Greco executed Declarations of Trust governed by the laws of the State of Texas, which provide that he will be the trustee of the following trusts: Morgan Jean Trust, Patrick Albert Trust, Michael Bruno Trust, and the Joshua Alexander Trust.

As explained above, a relationship exists between Digital Investors and Mr. Greco; however, the Reporting Persons do not affirm the existence of a group.  The Reporting Persons have no agreement or understanding with respect to the voting of the shares of Viseon’s common stock acquired by them or with respect to the acquisition of any additional shares of Viseon’s common stock.

1. Digital Investors, L.L.C.

		Member	Member

(a)	Digital Investors, L.L.C.	Digital Trust I	Digital Trust II

(b)	Digital Investors, L.L.C. 2620 S. Maryland Parkway #309 Las Vegas, Nevada 89109	16901 N. Dallas Parkway Suite 230 Addison, Texas 75001	16901 N. Dallas Parkway Suite 230 Addison, Texas 75001

(c)	Limited-liability holding company 2620 S. Maryland Parkway #309 Las Vegas, Nevada 89109	Trust 16901 N. Dallas Parkway Suite 230 Addison, Texas 75001	Trust 16901 N. Dallas Parkway Suite 230 Addison, Texas 75001

(d)	None	None	None

(e)	None	None	None

(f)	Nevada	Nevada	Nevada

2. Albert B. Greco, Jr.
(a) Albert B. Greco, Jr.
(b) 16901 N. Dallas Parkway, Suite 230, Addison, Texas 75001
(c) Attorney 16901 N. Dallas Parkway, Suite 230, Addison, Texas 75001
(d) None
(e) None
(f) United States citizen

Item 3.	Source and Amount of Funds or Other Consideration

In February 2003, Mr. Greco received 614,340 shares of Viseon common stock and 212,916 warrants from Digital Investors L.L.C. for $215,000.  In April 2004, Mr. Greco received 250,000 shares of Viseon common stock from Carbone Holdings, L.L.C. for $387,500.  See Item 4 below for additional information.

Item 4.	Purpose of Transaction

Digital Investors entered into stock purchase agreements dated as of February 20, 2003 (the “Stock Purchase Agreements”) with seven different purchasers in private transactions.  Digital Investor’s purpose in conducting this transaction was to make a strategic sale of its assets, i.e. shares of common stock of Viseon, to raise funds.  Pursuant to the Stock Purchase Agreements, Digital Investors sold (a) certain shares of common stock of Viseon at a price equal to approximately $0.35 per share to the purchasers and (b) warrants to purchase shares of common stock of Viseon to some of the purchasers at prices of $0.70 and $0.75 per share.

On April 30, 2004 Mr. Greco purchased 250,000 shares of Viseon stock from Carbone Holdings, L.L.C. (the “Carbone Purchase”), at $1.55 per share.  Mr. Greco purchased the shares in order to increase his stock position in Viseon.

Item 5.	Interest in Securities of the Issuer
(a)-(b)

As the sole trustee of Digital Trust I and Digital Trust II, the two members of Digital Investors, and in his individual capacity, Mr. Greco beneficially owns and has sole voting and dispositive power with respect to 3,022,980 shares, or 11.9%, of the outstanding common stock of Viseon, which includes 409,580 warrants to purchase common stock at a price of $0.75 per share and 655,000 warrants to purchase common stock at a price of $0.70 per share.

The percentages reflect the percentage share ownership with respect to 24,236,407 shares of Viseon outstanding as of May 6, 2004.

(c)          On February 20, 2003, Mr. Greco gifted 10,000 shares of Viseon common stock to each of the following four trusts: Morgan Jean Trust, Patrick Albert Trust, Michael Bruno Trust, and the Joshua Alexander Trust.  On March 31, 2003, Mr. Greco again gifted 10,000 shares of Viseon common stock to each of the four trusts.  On April 30, 2004, Mr. Greco purchased 250,000 shares of Viseon common stock at $1.55 per share in the Carbone Purchase.  Other than the changes described in the previous sentences and the changes of ownership of Viseon’s common stock described in this Schedule 13D, no other transaction in Viseon’s common stock was effected during the past 60 days by either Reporting Person.

(d)          No person other than the record owner of such shares of Viseon’s common stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Viseon’s common stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule 13D, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such person or any other person with respect to any securities of Viseon.

Item 7.	Material to Be Filed as Exhibits
None.

[Signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAL INVESTORS, L.L.C., a Nevada limited- liability company

Dated:	May 10, 2004	/s/ Albert B. Greco
By: Albert B. Greco, Jr.
Its: Manager

ALBERT B. GRECO, JR., an individual

Dated:	May 10, 2004	/s/ Albert B. Greco
Albert B. Greco, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations  (See 18 U.S.C. 1001)